Exhibit 99.86

NEWS RELEASE

BOARD APPOINTMENTS AND CORPORATE UPDATE

TORONTO, ONTARIO, April 11, 2021 – Carbon Streaming Corporation (the “Company”) announces the resignation of Justin Cochrane from the board of directors to facilitate and make room on the board for the appointment of three new directors with extensive experience in stream financing, investments, renewable energy and corporate finance. Mr. Cochrane will continue to serve as the Company’s President and Chief Executive Officer and intends to rejoin the board at the next annual general meeting of the Company.

“I would like to welcome Mr. Saurabh Handa, Dr. Marc Bustin and Ms. Jeanne Usonis to the board and I’m looking forward to working with each as we endeavor to significantly grow this Company in the months and years ahead,” stated Mr. Cochrane.

Saurabh Handa

Mr. Handa is currently the Chief Financial Officer for Metalla Royalty & Streaming Ltd., a TSX- listed and NYSE-listed precious metals royalty and streaming company, and is a Director and Audit Committee Chair for K92 Mining Inc., a TSX-listed company with mining operations in Papua New Guinea. Previously, he held the positions of Chief Financial Officer of Titan Mining Corp., Vice President, Finance of Imperial Metals Corp., Chief Financial Officer of Meryllion Resources Corp., and Chief Financial Officer of Yellowhead Mining Inc. Mr. Handa is a Chartered Professional Accountant and graduated with Honours from the University of British Columbia with a diploma in Accounting. Prior to joining the accounting profession, Mr. Handa obtained a Bachelor of Science degree in Genetics from the University of British Columbia and a diploma in Computer Systems from the British Columbia Institute of Technology.

Marc Bustin

Dr. Bustin is Professor of Geology at the University of British Columbia, President of RMB Earth Science Consultants, and Chief Technical Officer for Renewable Geo Resources Ltd. Dr. Bustin has over 40 years’ experience as a researcher, consultant and officer in companies engaged in the fields of carbon capture and storage, mineral and fossil fuel exploitation, and renewable and alternate energy resource development. Dr. Bustin has served as a director, officer and technical advisor for a variety of large and small companies in Europe, Africa, North America, South America, Australia, New Zealand and Asia. Dr. Bustin received his PhD in geology from the University of British Columbia and MSc and BSc (Dist.) from the University of Calgary. He has published over 200 peer reviewed scientific articles and provided industry training courses throughout the world. His past awards include the A. L. Leverson memorial award from the AAPG, the Thiesson Medal from the ICCP, the Sproule career achievement award, the Gilbert H. Cady Award from the Geological Society of America, and the Slipper Gold Medal from the Canadian Society of Petroleum Geology. Dr. Bustin is an elected Fellow of the Royal Society of Canada and a registered professional geologist in the province of British Columbia.

Jeanne Usonis

Ms. Usonis has over 20 years of corporate finance and capital markets experience. She is a Director at Regent Advisors LLC, which provides advisory services for equity and debt financings, mergers and acquisitions and joint ventures. She has advised on several initial public offerings and reverse takeover transactions on Canadian and London stock exchanges. Previously, she worked at N M Rothschild & Sons (Washington) LLC where she assisted in the structuring and financing of natural resource projects in emerging market countries. Prior thereto, she worked at Salomon Smith Barney, responsible for structuring taxable and tax-exempt financings. Ms. Usonis graduated summa cum laude with a B.S. in Finance from Villanova University.

In conjunction with these appointments and the significant developments at the Company over the last 12 months, the board of directors have approved the issuance of up to 5.25 million incentive stock options and restricted share units (RSUs) to certain of its directors, officers, advisers and consultants. The incentive stock options granted are exercisable at 75 cents per share for a period of five years expiring March 31, 2026. These inaugural grants represent approximately 6.7 per cent of the Company’s issued and outstanding share capital.

About Carbon Streaming Corporation

Carbon Streaming Corporation is a unique ESG principled investment vehicle that will offer investors exposure to carbon credits, a key instrument being used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. The Company intends to invest capital through carbon credit streaming arrangements with project developers and corporations to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. These projects will have significant social and economic benefits in addition to their carbon sequestration or carbon offsetting potential.

ON BEHALF OF THE COMPANY:

“Justin Cochrane”

Justin Cochrane, President and CEO

info@carbonstreaming.com

www.carbonstreaming.com